Exhibit H

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE

     SECURITIES AND EXCHANGE COMMISSION

          (Release No. 35-     )
                          -----

     Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

     October   , 2000
             --

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by
November   , 2000 to the Secretary, Securities and Exchange Commission,
         --
Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After November__, 2000, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.


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NATIONAL FUEL GAS COMPANY, ET AL.  (70-9525)
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     National Fuel Gas Company ("National"), 10 Lafayette Square, Buffalo, New
York 14203, a public-utility holding company registered under the Act, and its principal gas-related non-utility subsidiaries, National Fuel Gas Supply Corporation ("Supply"), National Fuel Resources, Inc. ("Resources"), Seneca Resources Corporation ("Seneca") and Upstate Energy Inc. ("Upstate Energy") (collectively, "Applicants") have filed a post-effective amendment to their Application-Declaration pursuant to Sections 9(a) and 10 of the Act and Rule 54 thereunder, as well as Sections 2(a) and 2(b) of the Gas Related Activities Act of 1990 ("GRAA").

     Through its direct and indirect subsidiaries, National is engaged in all phases of the natural gas business, namely: exploration, production, purchasing, gathering, processing, transportation, storage, retail distribution and wholesale and retail marketing. National owns all of the issued and outstanding common stock of National Fuel Gas Distribution Corporation ("Distribution"), a gas-utility company that sells natural gas at retail and provides natural gas transportation services through a local distribution system to over 733,000 customers in western New York and northwestern Pennsylvania. Supply owns and operates an approximately 3,065 mile interstate natural gas transportation system as well as numerous natural gas storage areas. Seneca, directly and through subsidiaries, engages in exploration and development of natural gas and oil in the United States and Canada. Resources and Upstate Energy are energy marketers.

     By order dated December 16, 1999 (HCAR No. 27144) (the "1999 Order"), the Commission authorized National, through Supply, Seneca, Resources and Upstate Energy (collectively, the "Non-Utility Subsidiaries") to acquire from time to


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time through December 31, 2003 (the "Authorization Period"), in one or more transactions, the equity and debt securities of one or more companies that are engaged in or are formed to engage in certain categories of non-utility gas-related operations in Canada ("Foreign Energy Affiliates"). The Commission authorized National and the Non-Utility Subsidiaries to invest up to $300 million in the securities of Foreign Energy Affiliates (the "Investment Limitation"). In addition, the Commission authorized Resources and Upstate Energy to engage directly in marketing and brokering and related activities in Canada. In the 1999 Order, the Commission reserved jurisdiction pending completion of the record over the conduct of any business activities by Foreign Energy Affiliates outside the United States and Canada.

     Pursuant to the 1999 Order, Seneca formed National Fuel Exploration Corp. ("Exploration"), a wholly-owned Alberta corporation. In June 2000, Exploration completed the acquisition of Tri Link Resources, Ltd. ("Tri Link"), a Calgary, Alberta-based oil and gas exploration and production company. Tri Link was then amalgamated with Exploration pursuant to the provisions of the Alberta Business Corporation Act.

     To date, National has invested $231.6 million in the activities of Exploration, its only Foreign Energy Affiliate. This investment is comprised of approximately $78.5 million in Exploration's common stock equity and approximately $153.1 million in long-term intercompany notes payable. Applicants now request that the Investment Limitation be increased to $800 million. In all other respects, the transaction heretofore authorizing the Commission in this docket would remain unchanged.


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     There are several reasons for this requested increase in the Investment
Limitation. First, additional funds are required in connection with the development of Exploration's assets. In particular, Exploration now controls nearly 1.8 million undeveloped acres in Alberta, Saskatchewan and Manitoba, Canada. Exploration has adopted an exploration and development program for fiscal year 2001 which will require additional funding from Seneca, and the development of these western Canadian assets is critical at this time of concern over the price and supply of natural gas and oil, especially in the eastern United States. Second, investment in Canada makes particular sense at this time. In particular, with the planned October 30, 2000 in service date for the Alliance Pipeline running from northeastern British Columbia and northwestern Alberta to Chicago, Illinois, the opportunity to efficiently transport western Canadian natural gas into the United States and, ultimately, to the National system should be greatly enhanced. Furthermore, the Independence Pipeline project in which National indirectly holds a one-third interest has received its Certificate of Public Convenience and Necessity from the Federal Energy Regulatory Commission. This proposed 370 mile natural gas pipeline from Defiance, Ohio to Leidy, Pennsylvania which currently has a planned in service date of November 1, 2002 should further enhance the transmission of western Canadian gas to the large eastern markets including the National system. Third, in addition Seneca's efforts to develop western Canadian gas and the promise offered by existing pipeline projects, Supply is currently investigating opportunities to construct additional pipeline facilities which would have a direct impact in the transportation of Canadian natural gas to the United States markets.


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